UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE REIT NINE, INC.
(Name of Subject Company)

APPLE REIT NINE, INC.
(Names of Persons Filing Statement)

Units (Each of Which is Equal to a Share Each of
Common and Series A Preferred Stock)
(Title of Class of Securities)

03785P 208
(CUSIP Number of Class of Securities)

Glade M. Knight
Chairman of the Board and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David W. Robertson, Esq.
Martin B. Richards, Esq.
McGuireWoods LLP
901 East Cary Street, One James Center
Richmond, Virginia 23219
(804) 775-1031

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MPF Northstar Fund 2, LP; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Income Fund 27, LLC; MPF Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; Coastal Realty Business Trust; CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; and CMG Income Fund II, LLC (collectively, the “Bidders”) to purchase up to 9,120,000 of the outstanding shares of common stock (no par value) and the associated shares of Series A preferred stock (no par value) (together, the “Units”), of Apple REIT Nine, Inc., a Virginia corporation (the “Company”), at a price equal to $6.25 per Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on May 1, 2012 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Units (the “Stockholders”) reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121

This Schedule 14D-9 relates to the Units, of which there were 181,485,016 Units outstanding as of May 1, 2012.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 9,120,000 Units at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on June 15, 2012.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 1640 School Street, Moraga, CA 94556, (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Certain Relationships and Agreements,” and “Compensation Discussion and Analysis” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 10, 2012 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their Units for purchase by the Bidders pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender Units to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, the individual Stockholder’s individual liquidity needs.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The reasons for the Board of Directors recommendation include:

•

The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidders to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information.”

•

The per Unit book value of the Units as of March 31, 2012 is $8.45 per Unit, or $2.20 per Unit above the Offer Price. The Board notes that book value may not necessarily be representative of the liquidation value of the Company. The per Unit book value per share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles and do not necessarily reflect fair value.

•

The Offer Price is more than 20% below Bidders’ own estimate of the liquidation value of the Company per Unit. The Bidders acknowledge they have not made an independent appraisal of the Units or the Company’s properties.

•

The Company has paid distributions totaling $4.20 per Unit or approximately $538.5 million to Stockholders since inception of the Company, including a special distribution of $0.75 per share payable to Stockholders of record on May 11, 2012, and intends to continue to pay distributions on a monthly basis. In view of the special distribution (which reduces the liquidation preference of each share of Series A preferred stock from $11.00 to $10.25), the Board of Directors changed the annualized distribution rate from $0.88 per share (or 8.0% annually based on a liquidation preference of $11.00) to $0.83 per share (or 8.1% annually based on a liquidation preference of $10.25). Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their Units to the Bidders will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•

The Company has paid a total of approximately $81.2 million in redemption payments to Stockholders since the inception of its redemption program, including approximately $16.0 million in redemption payments in April 2012. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit redemption program.

•

There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until June 15, 2012 and it may be extended by the Bidders in their sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Stockholders.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Units in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Units held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6. Interest in Securities of the Subject Company.

During the past sixty days, no transactions with respect to Units have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Units	Price per Unit
Apple REIT Nine, Inc.	04/16/2012	Sale of Units pursuant to dividend reinvestment plan (“DRP”)	397,834	$11.00
Apple REIT Nine, Inc.	04/23/2012	Repurchases by the Company under its redemption program	648,467	$10.12
Apple REIT Nine, Inc.	04/23/2012	Repurchases by the Company under its redemption program	98,184	$10.50
Apple REIT Nine, Inc.	04/23/2012	Repurchases by the Company under its redemption program	764,339	$11.00
Apple REIT Nine, Inc.	03/15/2012	Sale of Units pursuant to the DRP	401,916	$11.00

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

As previously announced, the Board of Directors authorized the evaluation of a potential consolidation transaction in which the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight Inc. would be combined, and designated a special committee of all of its non-management directors to continue the evaluation process. The board of directors of each of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Eight, Inc. (the “other Apple REITs”) also appointed a special committee. On May 14, 2012, the Company announced that the special committee of its Board of Directors, and the special committee of the board of each of the other Apple REITs, have recommended to their respective full boards not to move forward with the potential consolidation transaction at this time. The Company’s Board of Directors and the board of directors of each of the other Apple REITs have accepted the recommendation of its special committee and determined not to move forward with the potential consolidation transaction at this time.

The Company will evaluate any future potential liquidity events as appropriate for the Company. These events which, as previously disclosed, the Company expects to pursue within approximately seven years of the initial closing in its best efforts offering of its units may include a listing of its common shares on a national exchange, disposition of all of its assets in a manner permitting distributions to Stockholders or a merger, consolidation or other combination. The timing and taking of any of these actions would be subject to and conditioned on the Company’s Board of Directors determining the action to be prudent and in the best interests of the stockholders. However, the Company is under no obligation to take any of these actions, and these actions, if taken, might be taken after the seven year period mentioned above.

On April 27, 2012, one of the Company’s subsidiaries completed the sale of 110 parcels of land in the Ft. Worth, Texas area, with all associated improvements and rights owned by the Company (the “Land”). The purchase price for the Land was $198.4 million, of which $138.4 million was paid in cash and the remaining $60.0 million was paid with a note. The Company has concluded that it will not use all cash proceeds from the sale of the Land for operating purposes. Therefore, the Board of Directors has approved a special distribution of $0.75 per Unit, to be paid to Stockholders of record on May 11, 2012 (the “Special Distribution”), for a total of approximately $136.1 million. In accordance with the Company’s Articles of Incorporation, the liquidation preference of each share of Series A preferred stock has been reduced by the amount of the Special Distribution, or from $11.00 to $10.25 per share. In view of the Special Distribution, the Board of Directors changed the annualized distribution rate from $0.88 per Unit (or 8.0% annually based on a liquidation preference of $11.00) to $0.83 per share (or 8.1% annually based on a liquidation preference of $10.25). Additionally, the purchase price per Unit under the Company’s dividend reinvestment plan has been adjusted by the amount of the Special Distribution (from $11.00 to $10.25), and the purchase price per Unit under the Company’s redemption program has been adjusted by the amount of the Special Distribution (from $11.00 to $10.25 for the maximum purchase price, based on the original purchase price and length of time such Units have been held by the Stockholder).

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company to implement its acquisition strategy and operating strategy; the Company’s ability to manage planned growth; the outcome of current and future litigation, regulatory proceedings or inquiries; changes in economic cycles; and competition within the real estate industry. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate. In light of the significant uncertainties inherent in the forward-

looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2012 (incorporated herein by reference).

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Apple REIT Nine, Inc. Stockholders, dated May 14, 2012

(a)(2)	Press release of Apple REIT Nine, Inc. dated May 14, 2012

(e)(1)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 10, 2012 filed by Apple REIT Nine, Inc. with the SEC on April 10, 2012*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Apple REIT Nine, Inc. with the SEC on March 12, 2012*

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2012

By:	/s/ DAVID P. BUCKLEY Name: David P. Buckley Title: Executive Vice President and Chief Legal Counsel